Thursday Email: Offerings

Subject: Shield yourself from public market volatility
PH: These are just some of our open investments that could help…

Diversify your exposure beyond the stock market

Private markets have historically delivered 45%[1] less volatility than a traditional portfolio since 2008

Subheadline
Check out two offerings that generally move independently of stocks and bonds

FUND NAME	Legal Finance Fund V		
FUND DESCRIPTION	• **Low correlation:** Litigation is resolved by way of adjudication, settlement or dismissal and these outcomes have no bearing on, or influence from present market volatility. • **Defensively designed:** With an emphasis on capital preservation, Contingency Capital follows a fundamental credit approach to investing in legal assets and aims to create a large collateral buffer to help protect the investment. • **Diversified exposure:** Contingency Capital's investment strategy aims to build diversified pools of legal assets and structures them to create non-binary outcomes with sustainable risk adjusted returns.		
TARGET RETURN[2]	**PAYMENT SCHEDULE**		
13-16%	Event Based		
LINK	https://www.yieldstreet.com/offering/sdRGVA/legal-finance-fund-v/		

FUND NAME	Yieldstreet Prism Fund

FUND DESCRIPTION	• **Diversification[4]:** The Fund is predominantly invested in income producing private market asset classes such as Private Real Estate, Private Credit, Legal Financing, Art, Specialty Financing and Transportation. • **Income:** The Fund provides investors with an 8% annual distribution, higher than traditional fixed income funds[5] • **Low correlation:** The Fund's allocation to private markets have resulted in a -.10 correlation to U.S. equities[6] since inception.		
DISTRIBUTION RATE[3]	**PAYMENT SCHEDULE**		
8%	Quarterly		
LINK	https://www.yieldstreet.com/offering/LJouqg/yieldstreet-prism-fund/		

Past performance is not indicative of future results.
Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.
Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party. The securities described in the prospectus are not offered for sale in the states of Nebraska and South Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska and South Dakota.

[1]Source: Yieldstreet, Preqin and Bloomberg as of 5/31/2022. Annualized returns are calculated on a quarterly basis from 1/1/2008 - 9/30/2021. "60/40" represents the S&P 500 Index (60%) and Bloomberg US Aggregate Bond Index (40%). "Private Assets"represents an equally weighted (33.3%) blended index across Private Real Estate, Private Equity and Private Credit. Private Real Estate consists of the NCREIF Property Index (33.3%), Private Equity consists of the Preqin Private Equity index (33.3%), and Private Credit consists of the Preqin Private Debt

Index (16.65%) and Cliffwater Direct Lending Index (16.65%). Past performance is not indicative of future results. It is not possible to invest directly in an index.

[2]**Target Yield/Return Disclaimer**
Target returns are based on an analysis performed by Yieldstreet of the potential inflows and outflows related to the transactions in which the strategy or fund has engaged and/or is anticipated to engage in over the estimated term of the fund. There is no guarantee that targeted interest or returns will be realized or achieved or that an investment will be successful. Actual performance may deviate from these expectations materially, including due to market or economic factors, portfolio management decisions, modeling error, or other reasons. Target returns are not referenced to past performance, not guaranteed and realized results may differ. Target returns are offered as opinion and are not referenced to past performance. Target returns are not guaranteed and results may differ materially.

[3]Reflects the annualized distribution rate that is calculated by taking the most recent quarterly distribution approved by the Fund's Board of Directors and dividing it by prior quarter-end NAV and annualizing it. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

[4] The Yieldstreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.

[5] The Yieldstreet Prism Fund seeks to provide distributions to its shareholders on a quarterly basis, subject to the sole discretion of the Fund's Board of Directors.

[6]Source: Bloomberg and Yieldstreet as of 9/30/2022. All correlation coefficients are calculated based on monthly total return data between 3/31/2020 and 9/30/2022. "US Equities" represents the S&P 500 Index, while "US Fixed Income" represents the Bloomberg US Aggregate Index. Past performance is not a guarantee of future returns.